October 19, 2015

Via EDGAR

Mr. Ethan Horowitz

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Ecopetrol S.A.
Form 20-F for the Fiscal Year ended December 31, 2014
Filed April 28, 2015
File No. 001-34175

Dear Mr. Horowitz:

Set out below are the responses of Ecopetrol S.A. (the “Company”), to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter dated October 5, 2015, to Ms. Maria Fernanda Suarez Londoño, the Company’s Chief Financial Officer (the “Comment Letter”).

The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all page references are to the corresponding page in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “Form 20-F”).

Form 20-F for Fiscal Year Ended December 31, 2014

Financial Review, page 79

Trend Analysis and Sensitivity Analysis, page 99

1.	Your response to prior comment 2 states that you have elected not to provide a sensitivity analysis relating to proved reserves. However, our prior comment requested disclosure addressing the effect of the current commodity price environment on your proved reserves as of December 31, 2014 based on scenarios deemed reasonably likely to occur by management. As such, our comment was not based on the voluntary disclosure of reserves sensitivity under Item 1202(b) of Regulation. Rather, our comment was based on the requirement to discuss the reasonably possible material impact of known trends or uncertainties under Item 5(d) of Form 20-F.

Disclosure in your filing states that, unless crude oil prices increase during the remainder of 2015 to levels well in excess of those currently expected by market participants, a portion of your proved reserves would be deemed uneconomic and would no longer be classified as proved as of December 31, 2015. In light of this statement, your disclosure should be revised to provide information quantifying the impact of the current commodity price environment to the quantities of proved reserves reported in your Form 20-F for the fiscal year ended December 31, 2014. For further guidance, refer to section III.B.3. of SEC Release No. 33-8350.

R:	In response to the Staff’s comment, attached as Annex A to this letter is a sensitivity analysis of Ecopetrol’s proved reserves as of December 31, 2014 calculated using crude oil prices equal to $54.58 per barrel for 2015 and $71.00 per barrel from 2016 onwards. These prices were mandated by Colombia’s National Hydrocarbons Agency to be used in sensitivity analyses of proved reserves by all oil and gas companies in Colombia in 2015. For Ecopetrol, such an analysis was conducted in February 2015.

The sensitivity analysis relates only to the proved reserves of Ecopetrol S.A. excluding its subsidiaries (referred to herein as “Ecopetrol”). As disclosed in the Form 20-F, as of December 31, 2014, Ecopetrol’s proved reserves accounted for over 94% of the Company’s total consolidated proved reserves. All of Ecopetrol’s proved reserves are located within Colombia.

The amount of any actual change in the Company’s total consolidated proved reserves will depend not only on the 12-month average price of crude oil and gas, but also on various other factors, such as production levels, extensions and new discoveries and changes in relevant costs, which will in turn be affected by geological, topographical and engineering factors, economic conditions, operating methods, government regulations and other factors.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Maria Fernanda Suarez Londoño
Maria Fernanda Suarez Londoño
Chief Financial Officer

cc:	Maria Catalina Escobar Hoyos
Lina Maria Contreras Mora
(Ecopetrol S.A.)

Robert S. Risoleo Jared P. Roscoe Jairo C. Lamatina (Sullivan & Cromwell LLP)

ANNEX A

The following table sets forth the net proved reserves of Ecopetrol, not including any of the Company’s subsidiaries either within or outside of Colombia, as of December 31, 2014, based on alternative price scenarios as identified in the footnotes below.

Price Scenario	Reserves Category	Oil and NGL (million barrels)	Natural Gas (billion standard cubic feet)(1)	Total Oil and Gas (million barrels oil equivalent)(1)
Price Scenario A(2)	PROVED DEVELOPED RESERVES (Colombia)	990	3,197	1,551
	PROVED UNDEVELOPED RESERVES (Colombia)	382	174	413
	TOTAL PROVED RESERVES	1,372	3,371	1,964
Price Scenario B(3)	PROVED DEVELOPED RESERVES	848	3,075	1,387
	PROVED UNDEVELOPED RESERVES	334	111	353
	TOTAL PROVED RESERVES	1,182	3,186	1,741

(1) The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

(2) Average of Brent crude oil closing prices for the first day of each month in the 12-month period covered by Form 20-F, as prescribed by Item 4-10 of Regulation S-X. As used in the proved reserve calculation herein as well as in Form 20-F, the price of Brent crude oil for the relevant period was US$101.80 per barrel.

(3) Crude oil price of $54.58 per barrel for 2015 and $71.00 per barrel from 2016 onwards. These figures were mandated by Colombia’s National Hydrocarbons Agency to be used in sensitivity analyses of proved reserves by all oil and gas companies in Colombia in 2015. Prices for natural gas are determined pursuant to contracts and accordingly have not been adjusted, except as related to associated gas reserves.